Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE BYLAWS OF

EPICOR SOFTWARE CORPORATION

This Certificate of Amendment (this “Amendment”) amends those certain Amended and Restated Bylaws (the “Bylaws”) of Epicor Software Corporation, a Delaware corporation (the “Company”).

1. Amendment. Article III, Section 2 of the Bylaws is hereby deleted and replaced with the following:

“Section 2. Number and Election of Directors. Subject to any limitations in the Certificate of Incorporation, the Board of Directors shall consist of one or more members, each of whom shall be a natural person. The exact number of directors shall be fixed from time to time by resolution of affirmative vote of a majority of the entire Board of Directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. Directors shall be elected at each annual meeting of stockholders to replace directors whose terms then expire, and each director elected shall hold office until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Any director may resign at any time effective upon giving written notice to the Corporation, unless the notice specifies a later time for such resignation to become effective. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor prior to such effective time to take office when such resignation becomes effective. Directors need not be stockholders.”

2. Effect of Amendment. Except as otherwise modified by this Amendment, the Bylaws shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed this 9th day of February, 2010.

EPICOR SOFTWARE CORPORATION

By:	/s/ John D. Ireland
John D. Ireland
Secretary